POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the period ended July 31, 2005

General

Management’s Discussion and Analysis prepared as of 15 September 2005, supplements, but does not form part of the unaudited interim consolidated financial statements of the Company and the notes thereto for the period ended July 31, 2005, consequently they should be read in conjunction with the unaudited consolidated financial statements of PolyMet Mining Corp. for the six months ended July 31, 2005, as well as the audited consolidated financial statements for the period ended January 31, 2005 and the notes attached thereto all of which are prepared in accordance with generally accepted accounting principles in Canada. The Company’s critical accounting policies and risk factors have remained substantially unchanged and are still applicable to the Company unless otherwise indicated. All amounts are expressed in US dollars unless otherwise indicated.

The Audit Committee of the Board of Directors of the Company, consisting of three independent directors, has reviewed this document pursuant to its mandate and charter.

Description of Business and Summary of Recent Events

PolyMet is engaged in the exploration and development when warranted, of natural resource properties. The Company’s primary mineral property and principal focus is the commercial development of its NorthMet Project, a polymetallic project in northeastern Minnesota, USA. During 2004 and 2005 the Company has continued to advance its NorthMet Project including environmental and permitting needs, execution of a large diameter core drill program and continued negotiations of off take partnership agreements.

Following the completion of a non brokered private placement for 6,672,219 units and a brokered private placement for 9,277,777 units on September 1, 2005 and September 9, 2005 respectively at CDN$0.90 per unit, which netted the Company approximately CDN$13,500,000 after commission and estimated expenses for the issues, PolyMet has approximately CDN$14,000,000 in cash and cash equivalents, substantially all of which is available as working capital, to advance the NorthMet project and completion of its definitive feasibility study.

On 14 September 2005 the Company, through its Minnesota subsidiary, reached agreement in principle with Cliffs-Erie, LLC (“Cliffs”), a subsidiary of Cleveland Cliffs, Inc. (NYSE: CLF) on the terms for the early exercise of PolyMet’s option to acquire 100% ownership of large portions of the former LTV Steel Mining Company plant for ore processing of concentrate in northeastern Minnesota.

Both companies have approved the transaction, which is scheduled for closing before the yearend. Upon the closing, assets specified in the agreement will be conveyed to PolyMet for commercial development of Minnesota’s first major non-ferrous mining operation. PolyMet will convert the facility to process ore from concentrate to produce base and precious metals from the nearby NorthMet polymetallic deposit.

The asset acquisition agreement provides that PolyMet will pay Cleveland Cliffs, Inc. a total of U.S. $8 million through a combination of cash and issuance of 6,200,547 common shares of PolyMet. PolyMet will also assume from Cliffs, certain ongoing site-related environmental and reclamation obligations. The cash component of the payment for the Cliffs acquisition of approximately US$3.6 million will be paid in installments from proceeds of a combination of working capital the exercise of share purchase warrants or from additional equity financings if required.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the period ended July 31, 2005

Upon closing of the asset sale, Cliffs will hold 7.2 million common shares in the capital of PolyMet, representing approximately 8% of the issued shares in PolyMet based on the currently outstanding 83.4 million shares. Cliffs will have the right to participate on a pro-rata basis in future cash equity financings The agreement will include a first right of refusal in favor of the Company should Cliffs wish to dispose of its interest. Completion of the transaction is subject, among other things, to its acceptance for filing by the TSX Venture Exchange.

The NorthMet Project is currently undergoing state and federal environmental review and permitting that will involve preparation of an Environmental Impact Statement. The proposed mine is located adjacent to active taconite mining operations within a well established mining district.

PolyMet will refurbish and reactivate crushing, concentrating, flotation and tailings facilities at the former LTV Steel Mining Company site to produce a fine concentrate that will feed new hydrometallurgical processing facilities; a process that is dramatically cleaner than traditional smelting and extremely energy efficient.

The Company is continuing to negotiate with several major companies interested in securing anticipated metal production from the NorthMet Project. An agreement is expected prior to the completion of its expected definitive feasibility study in early 2006.

During the six months ended July 31, 2005:

The Company submitted to the State of Minnesota regulators necessary information to advance the state’s environmental review process. On 14 March 2005 the Company reached an agreement among federal and state regulators to cooperate in preparing a single Environmental Impact Statement (EIS) on the NorthMet Project. Signatories to the Memorandum of Understanding include the U.S. Army Corps of Engineers (USACE), U.S. Forest Service (USFS), Minnesota Department of Natural Resources (MDNR) and the Company’s U.S. based subsidiary, PolyMet Mining, Inc. The understanding provides that the lead state and federal agencies will be the MDNR and USACE, respectively, and that the USFS will be involved as a cooperating agency. The Minnesota Pollution Control Agency will also be substantially involved in air and water permitting. The lead agencies will jointly develop a scope of work for EIS preparation and evaluate MDNR’s selection of a third party contractor that will be hired by the state at the Company’s expense to prepare the EIS. The Company has previously submitted information to the State of Minnesota that will be used to develop a Scoping Environmental Assessment Worksheet (EAW), defining in detail various aspects of the NorthMet Project to be covered in the EIS. The EAW document is a precursor to the EIS, and is required under Minnesota’s environmental review and permitting process. The Company plans to reactivate large portions of the idled former LTV Steel Mining Company plant, now called Cliffs-Erie, to process non-ferrous ore from its nearby NorthMet deposit. The base and precious metals deposit contains copper, nickel, cobalt, platinum, palladium and gold, and is adjacent to active taconite mining operations.

In addition to the ongoing environmental and permitting work, the Company completed 42,000 feet of large diameter core drilling at the NorthMet Project. The drilling, which is part of a much larger drilling program scheduled for this year, provided metallurgical sample material for pilot-plant metallurgical test work at SGS Lakefield commencing in August 2005. The drill program which totals 90,000 feet is integral to the completion of PolyMet’s definitive feasibility study and will allow resource definition, detailed mine planning, waste rock characterization and other important aspects for the environmental permitting program. The pilot plant planned for August is intended to demonstrate the process, provide product sample for off-take agreements and to allow the engineer, Bateman Engineering Pty Ltd. (“Bateman”), to provide process guarantees. The metallurgical results of the pilot plant are expected in the fourth quarter and will add new

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the period ended July 31, 2005

information for the company’s ongoing definitive feasibility study that is aimed at development of the NorthMet deposit in 2007 with commercial production expected in early 2008.

Further to the large diameter core drilling the Company deployed a second drilling contractor at the NorthMet project. Diamond drilling equipment was used to produce NTW core for in-fill drilling that will help further define the NorthMet resource.

As well as the drill program, the Company commissioned two additional 43-101 technical reports, to complete a revised resource model based on a geological and drill hole database, which has been updated and contains over 17,000, validated assayed intervals.

The database will continue to be expanded during 2005 as the results of the current in-fill and metallurgical-sample drill programs are added.

Results of Operations

For the three months ended July 31, 2005 (the “2005 second quarter”) compared to the three months ended July 31, 2004 (the “2004 second quarter”):

Loss for the Period:

Being in the pre-feasibility stage, the Company does not have revenues from operations and, except for income from its cash and cash equivalents, relies on equity financings for its continuing financial liquidity. The principal focus of the Company is the completion of a definitive feasibility study for its NorthMet project in Minnesota. As a result of these activities, the Company for its 2005 second quarter, had a loss of $1,596,957 ($0.02 loss per share) compared to a loss of $1,240,001 ($0.03) for the 2004 second quarter. The significant component of the operating expenses, for the 2005 second quarter were pre-feasibility costs of $1,167,445 and stock based compensation expenses of $129,693. For the 2004 second quarter the operating loss was principally as a result of the stock based compensation expense of $753,232.

The Loss Before the Undernoted in the 2005 second quarter, excluding non-cash stock based compensation expenses was $372,974 compared to $254,029 in the 2004 second quarter. The relative increase was primarily related to an increase in consulting fees and shareholder’s information as a result of the increase activity in relation to the NorthMet project.

Cash Flows:

Cash used in operating activities in the 2005second quarter was $1,355,327 compared to cash used in the 2004 second quarter of $460,766. The relative increase is in relation to the above noted described expenditures.

Cash used in investing activities in the 2005 second quarter of $4,307, is for the purchase of computer equipment compared to 2004 second quarter of $3,712 which included the purchase of property, plant and equipment of $4,812 offset by the recovery of mineral property expenditures of $1,100.

Cash from financing activities in the 2005 second quarter was $43,402 which was from the exercise of options and share subscriptions received compared to $1,843,083 for the 2004 second quarter which was the result of exercise of share purchase warrants and stock options.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the period ended July 31, 2005

Total cash and cash equivalents for the 2005second quarter decreased $1,316,232 to $1,011,865 compared to 2004 second quarter where cash and cash equivalents increased $1,378,602 to $2,235,484.

For the six months ended July 31, 2005 compared to the six months ended July 31, 2004:

Loss for the Period

During the six months ended July 31, 2005, the Company reported a net loss of $3,883,783 ($0.06 loss per share) compared to a loss of $1,521,205 ($0.03 loss per share) reported in the six months ended July 31, 2004. The significant component of the operating expenses, for the six months ended July 31, 2005 period were pre-feasibility costs of $3,075,171 and stock based compensation expenses of $316,569. For the six month ended July 31, 2004 the operating loss was principally as a result of the stock based compensation expense of $753,232 and pre-feasibility costs of $311,381.

The Loss Before the Undernoted in the six months ended July 31, 2005 excluding non-cash stock based compensation expenses was $549,158 compared to $467,for the six months ended July 31, 2004. The increase was primarily related to consulting fees, and shareholder’s information, administrative wages and benefits, travel and automotive expenses and rent, all in relation to the increased activity for the NorthMet project.

Cash Flows:

Cash used in operating activities in the six months ended July 31, 2005 was $3,491,936 compared to cash used in the six months ended July 31, 2004 of $807,883. The increase is in relation to the above described expenditures.

Cash used in investing activities for the six months ended July 31, 2005 of $4,307 is for the purchase of computer equipment compared to the six months ended July 31, 2004 of $3,712, which included the purchase of property, plant and equipment of $4,812 offset by the recovery of mineral property expenditures of $1,100.

Cash from financing activities for the six months ended July 31, 2005 was $3,997,237 which was from the proceeds of a private placement, and the exercise of options, share purchase warrants and share subscriptions received compared to $2,551,529 for the six months ended July 31, 2004 which form the proceeds of a private placement, the exercise of share purchase warrants and stock options.

Total cash and cash equivalents for the six months ended July 31, 2005 increased $500,994 to $1,011,865 compared to the six months ended July 31, 2004 where cash and cash equivalents increased $1,739,933 to $2,235,484.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the period ended July 31, 2005

Capital Expenditures

During the 2005 second quarter ended and the six months ended July 31, 2005 the Company incurred costs of $4,307 on property, plant and equipment and the prior reporting periods incurred net costs of $3,712. Exploration expenses incurred during the feasibility of mining operation, periodic option payments and administrative expenses are expensed as incurred. Mineral property acquisition costs and exploration and development expenditures incurred subsequent to the determination of the feasibility of mining operation will be capitalized at that time. Acquisition costs include cash and fair market value of common shares.

Summary of Quarterly Results

Three Months Ended	July 31 2005 $	Apr. 30 2005 $	Jan.31 2005 $	Oct. 2004 $	July 31 2004 $	Apr. 30 2004 $	Jan. 31 2004 $	Oct. 31 2003 $
Total Revenues	-	-	-	-	-	-	-	-
Investment in and expenditures on other assets	-	-	-	-	500,000	229,320	-	-
Loss before undernoted	(502,667)	(363,060)	(702,824)	(298,088)	(1,007,443)	(213,323)	(151,481)	(56,718)
Other Expenses: Pre- feasibility Costs	(1,167,445)	(1,907,726)	(671,874)	(639,728)	(271,197)	(40,184)	(75,437)	36,782
Net Loss	(1,596,957)	(2,286,826)	(1,285,574)	(969,558)	(1,240,001)	(281,254)	45,269	(88,858)
Income (loss) per share	(0.02)	(0.04)	(0.02)	(0.02)	(0.03)	(0.01)	0.00	(0.00)

Significant items to report for the quarterly results are as follows:

The net loss for the quarter ended July 31, 2005 included $1,167,445 in pre-feasibility expenditures and $129,693 in stock based compensation expenses. The net loss for the quarter ended April 30, 2005 included $1,907,726 in pre-feasibility expenditures and $186,876 in stock based compensation expenses. During the quarter ended January 31, 2005 the net loss included $671,874 in pre-feasibility expenditures and $213,415. For the period of October 31, 2004 the net loss included $639,728 in pre-feasibility expenditures. For the quarter ended July 31, 2004 the major component of the loss recorded was $753,232 in stock based compensation expenses. Pre-feasibility costs for that quarter were $271,197, which was offset by a foreign exchange gain of $37,539. Pre-feasibility costs were minimal for the quarters ended April 20, 2004, January 31, 2004 and for October 31, 2003 the company received a credit for expenditures on the Marathon property. The net income recorded for the quarter ended January 31, 2004 was attributed to the $219,924 gain sale of the Company’s Marathon property located in Ontario, Canada

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the period ended July 31, 2005

Financing Activities

During the six months ended July 31, 2005 the Company completed a private placement for 9,000,000 units at a price of CDN$0.55 per unit for total proceeds of CDN$4,950,000 ($3,945,978). Each unit consists of one common share and one-half of one share purchase warrant at a price of CDN$0.70 for two years from closing, provided that if the closing price of the Company’s shares as traded on the Exchange at or exceeds $1.00 per share for 30 consecutive trading days, the warrants will terminate 30 days thereafter. The Company issued 444,950 common shares and paid CDN$124,823 in cash ($99,209) in relation to a finders’ fee on a portion of the financing.

In addition to the financing during the six months ended July 31,2005:

a)	391,052 common shares were issued pursuant to the exercise of stock options at a price of CDN$0.10 and CDN$0.40 for total proceeds of $43,459.
b)	299,930 share purchase warrants were exercised at a price of CDN$0.17 for total proceeds of $41,687.

During the comparative period in 2004, the Company completed a private placement for 1,550,000 units at CDN$0.80 per unit for proceeds of $924,172. In addition the Company issued 4,966,483 common shares pursuant to the exercise of share purchase warrants at exercise prices of CDN$0.10 - $0.25, for total proceeds of $2,212,811. The Company also issued 888,400 common shares pursuant to the exercise of stock options at prices ranging from CDN$0.08 –CDN$0.13 per share.

Liquidity And Capital Resources

As at July 31, 2005 the Company had cash and cash equivalents of $1,011,865 compared to cash and cash equivalents of $510,871 and term deposits of $807,200 as at January 31, 2005, a decrease of $306,206. Following the completion of two private placements in September 2005, for an aggregate of 15,949,996 units at CDN$0.90, PolyMet has approximately CDN$14,000,000 cash and cash equivalents, substantially all of which is available as working capital, to advance the NorthMet Project. The cash component of the payment for the Cliffs acquisition of approximately US$3.6 million will be made in installments and from the proceeds of a combination of working capital, the exercise of share purchase warrants or from additional equity financings if required.

As at July 31, 2005 the Company has no contractual commitments or lease agreements other than its obligations to issue shares under the Company’s Bonus Share Plan. The Company has received shareholder approval for the Bonus Shares of Milestones 1 – 4 and regulatory approval for Milestones 1 and 2. Milestones 3 and 4 are subject to regulatory approval, which will be sought when the Company is closer to completing these Milestones. To date 1,590,000 shares have been approved for the achievement of Milestone 1.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the period ended July 31, 2005

As part of certain employment and management contracts the Company has agreed to severance allowances for key employees and management in the event of a take-over bid. These allowances will be based upon the Company’s implied market capitalization at the time, calculated by multiplying the number of shares outstanding on a fully diluted basis by the take-over bid price per share. The severance payments would be as follows:

Market Capitalization	Total Severance Payments Required

Less than CDN $50 million	CDN	$ NIL
Between CDN $50 and CDN $75 million	CDN	$ 200,000
Between CDN $75 and CDN $100 million	CDN	$ 400,000

Thereafter severance payments increase by $600,000 for every additional $25 million of implied market capitalization, with no maximum.

As a result of the recent private placements as described above, the Company is funded to meet its current obligations and the financial requirements for the completion of the definitive feasibility study on its NorthMet project in Minnesota anticipated for 2006.

Should the Company wish to continue to further advance the NorthMet project to commercial production PolyMet will require additional funds. As the Company has no operating revenues, the only source of liquidity consists primarily of cash flows from proceeds of equity issues and eventual project financing

There can be no assurance that the Company will be able to continue to raise funds, in which case it may be unable to continue to advance the NorthMet project. Should PolyMet be unable to realize on its assets and discharge its liabilities in the normal course of business, the realizable value of its assets may be materially less than the amounts recorded on the balance sheets.

Related Party Transactions

In addition to transactions disclosed elsewhere in these financial statements, the Company has conducted transactions with officers, directors and persons or companies related to directors as follows:

Paid or accrued amounts as follows:

	July 31	July 31
	2005	2004
Management fees	$53,226	$64,468
Consulting fees	44,807	27,406
	$98,033	$91,874

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the period ended July 31, 2005

Outstanding Share Data

Authorized Capital:

          Unlimited common shares without par value.

Issued and outstanding:

          As at 19 September 2005, 84,487,206 common shares were issued and outstanding.

Outstanding options, warrants and convertible securities as at September 19, 2005:

Type of Security	Number	Exercise Price	Expiry Date
Share purchase warrants	3,428,923	0.20	16 November 2006
Share purchase warrants	775,000	1.20	17 December 2005
Share purchase warrants	625,000	1.20	1 March 2006
Share purchase warrants	4,409,000	0.70	7 March 2007
Stock options	1,313,500	0.10	18 July 2008
Stock options	800,000	0.13	3 October 2008
Stock options	500,000	0.21	12 February 2006
Stock options	570,000	0.40	9 March 2009
Stock options	200,000	0.75	28 April 2009
Stock options	1,175,000	0.66	5 July 2009
Stock options	50,000	0.79	18 October 2009
Stock options	745,000	0.65	30 March 2010
Stock options	350,000	0.85	1 May 2010
Stock options	40,000	0.94	15 June 2010
Stock options	1,870,000	1.36	19 September 2010

Forward Looking Statements

This MD&A may contain forward-looking statements including, but not limited to, comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

Management’s Responsibility for Financial Statements

The information provided in this report including the financial statements, is the responsibility of management. In the preparation of these statements, estimates are sometimes necessary to make a determination of future values for certain assets or liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying financial statements.

Management maintains a system of internal controls to provide reasonable assurances that the Company’s assets are safeguarded and to facilitate the preparation of relevant and timely information.

Additional information related to the Company is available for view on SEDAR at www.sedar.com and at the Company’s website www.polymetmining.com.